SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the plan year ended December 31, 2001



                         Commission file number 0-20686


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN
                            (Full title of the plan)



                         UNIROYAL TECHNOLOGY CORPORATION
                       Two North Tamiami Trail, Suite 900
                             Sarasota, Florida 34236

                    (Exact name of issuer of securities held
                        pursuant to the plan and address
                       of its principal executive office.)

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

                    AND FOR THE YEAR ENDED DECEMBER 31, 2001,

                             SUPPLEMENTAL SCHEDULES

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001,

                        AND INDEPENDENT AUDITORS' REPORT



                                      INDEX

                                                                           Page

Independent Auditors' Report                                                F-2

Statements of Net Assets Available for Plan Benefits                        F-3

Statement of Changes in Net Assets Available for
   Plan Benefits                                                            F-4

Notes to Financial Statements                                               F-5

Supplemental Schedules:

    Schedule H, Line 4 (i) - Schedule of Assets Held for
       Investment Purposes as of December 31, 2001                         F-10

    Schedule H, Line 4 (j) - Schedule of Reportable Transactions
       for the Year Ended December 31, 2001                                F-11

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Employee Benefits Committee of
  Uniroyal Technology Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Uniroyal Technology Corporation Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and supplemental schedules for the year ended December 31, 2001 have been prepared assuming that Uniroyal Technology Corporation, the Plan's sponsor (the "Company"), will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and net stockholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. The uncertainty regarding the Company's ability to continue as a going concern raises substantial doubt about the Plan's continuation. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our 2001 audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



//S/DELOITTE & TOUCHE
Certified Public Accountants
Tampa, Florida
June 7, 2002




                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2001 AND 2000



                                                                                       2001              2000
                                                                                  -------------     ------------
ASSETS:

     Investments - at fair value                                                   $ 12,144,279     $ 13,175,915

     Employer contributions receivable                                                  146,952        2,330,756

     Employee contributions receivable                                                  118,699           88,878
                                                                                   ------------     ------------

Total assets                                                                         12,409,930       15,595,549
                                                                                   ------------     ------------

LIABILITIES:

     Refunds due                                                                         38,759          107,916
                                                                                   ------------     ------------

Total liabilities                                                                        38,759          107,916
                                                                                   ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                             $ 12,371,171     $ 15,487,633
                                                                                   ============     ============




                                           See notes to financial statements.


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     beginning of year                                                              $ 15,487,633
                                                                                    ------------

ADDITIONS:

     Employee contributions                                                              903,993
     Employee rollover contributions                                                      90,133
     Employer contributions                                                               76,843
     Interest and dividend income                                                        426,819
                                                                                    ------------
                                                                                       1,497,788
                                                                                    ------------
DEDUCTIONS:
     Benefits paid to Plan beneficiaries                                               2,332,320
     Net depreciation in fair value of investments                                     2,200,724
     Administrative expenses                                                              81,206
                                                                                    ------------
                                                                                       4,614,250
                                                                                    ------------
NET DEDUCTIONS                                                                        (3,116,462)
                                                                                    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     end of year                                                                    $ 12,371,171
                                                                                    ============

                       See notes to financial statements.

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.       PLAN DESCRIPTION

         General

         The following description provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

         The Uniroyal Technology Corporation Savings Plan (the "Plan") is a defined contribution multiple employer plan established to provide a means for eligible employees to supplement their retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan sponsor is Uniroyal Technology Corporation (the "Company"). The Plan trustee and record keeper is The Vanguard Fiduciary Trust Company ("Vanguard").

         The Plan is administered by an administrative committee consisting of persons appointed by the named fiduciary as defined in the Plan.

         The Plan covers all eligible salaried and non-union wage employees of the Company. An employee becomes a participant in the Plan on the first day of the calendar month next following the participant's date of hire.

         Effective October 1, 1998, the portion of the Uniroyal Technology Corporation Employee Stock Ownership Plan (the "ESOP") containing assets and liabilities of participants of the ESOP, who were also participants or eligible to participate in the Plan ("ESOP Savings Plan Portion"), was merged into the Plan. Prior to the merger 100% of the ESOP became vested. All rights and benefits of each participant in the ESOP Savings Plan Portion continued to be governed by the provisions of the ESOP agreement. A separate recordkeeping account was established in the Plan for the ESOP Savings Plan Portion of each participant's benefit. The transfer took place on June 30, 1999.

         Effective December 31, 2000, the ESOP Savings Plan Portion was terminated. Distributions of Company common stock were made during the Plan year ended December 31, 2001 with an approximate value of $977,000.

         During August 2001, the Plan was amended and restated, effective January 1, 1997, to incorporate changes made by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as "GUST Amendments").

         Participant Accounts

         Vanguard maintains an account for each participant, by fund, for the amount of participant and Company contributions and subsequent income or loss thereon. Each participant directs Vanguard to which fund(s) such participant's contributions should be credited. The participant may allocate contributions among the funds in increments of 10%.


         Contributions

         The Company may, at its discretion, contribute to the Plan for each participant on the payroll as of the last day of each month, calendar quarter, or Plan year, a matching contribution equal to 25% of each participant's before tax savings contribution, up to 6% of the participant's compensation. Any matching contribution deposited to the Plan on or after October 1, 1995 will be made through contributions of Company common stock to the Uniroyal Technology Common Stock Fund ("Stock Fund"). Company contributions, if any, made prior to September 30, 1995 are invested in the Vanguard Money Market Reserves Portfolio. In December 2001, the Company declared a matching contribution of $138,560. The contribution was made to the Plan in the form of 43,300 shares of the Company's common stock during the Plan year ending December 31, 2002.

         Each Participating Company (as defined in the Plan) may, at its discretion, make a special contribution to the Plan for the benefit of the participants on the Participating Company's payroll at Plan year-end. Special contributions are invested in the Company's Stock Fund. On August 4, 2000, the Board of Directors of the Company approved a special contribution of Company common stock to the Plan for the Plan years ended December 31, 1999 and December 31, 2000, as permitted by the Plan ("Special Contribution"). The Special Contribution was made to eligible Plan participants employed by the Company and certain of the Company's subsidiaries. The amount of the Special Contribution totaled $2,234,940, of which $722,708 related to Plan year 1999 and $1,512,232 related to Plan year 2000. The Special Contribution was made through the contribution of approximately 298,640 shares of Company common stock in Plan year 2001. The Special Contribution is subject to the same vesting provisions as other Company matching contributions.

         Each participant may contribute up to 15% (in increments of 1%) of covered pre-tax earnings to the Plan, through payroll deductions, for investment in the investment options offered. The 2001 maximum annual voluntary contribution is $10,500, subject to revision annually to reflect increases in the cost of living index.

         Participants are immediately 100% vested in their before-tax savings contributions. A participant becomes 100% vested in the Company's matching contributions after completion of five years of service or upon death, disability or retirement prior to the completion of five years of service.

         A participant may increase or decrease Plan contributions by filing written notice with the Plan administrator six times each plan year as of the first day of each January, March, May, July, September and November.

         A participant may suspend contributions to the Plan at any time. The contributions may be resumed six times each plan year as of the first day of each January, March, May, July, September and November.

         Withdrawals and Forfeitures

         At age 59 1/2 and thereafter, an active employee may withdraw funds from the employee's before-tax savings balance at any time. Before age 59 1/2, withdrawals (exclusive of earnings) may be made only in the event of demonstrated financial hardship, as determined by the Plan administrator, according to the rules of the Internal Revenue Service ("IRS"). Such hardship withdrawals are subject to a 10% penalty tax. As of December 31, 2000, the Plan had amounts owing to participants by reason of withdrawals of approximately $352,976. No amounts were owing to participants by reason of withdrawals at December 31, 2001.

         If the participant's employment ends, the participant's vested account balance and earnings will be paid in cash in a lump sum by April 1 following the close of the Plan year within which the participant's employment ended. However, prior to January 1, 2002, certain participants could choose to receive distributions in the form of monthly installments over a period not to exceed ten years. If this option was chosen, the funds were invested in an interest bearing account. In addition, a participant or the participant's beneficiary will receive the value of the participant's account balance for all terminations resulting from retirement, permanent incapacity or death. Alternatively, the participant may elect to have the participant's vested account balance transferred directly to an IRA or other qualified plan.

         Forfeitures, which consist of Company matching contributions applicable to participants who terminate from the Plan unvested, are first (i) used to pay administrative costs of the Plan, and then (ii) reallocated as an additional Special Allocation (as defined in the Plan).

         Priorities Upon Termination of the Plan

         The Plan has no fixed termination date. The Board of Directors of the Company has the right to amend the Plan, to suspend for any period of time the contributions to be made by participants and the Company to the Plan, and at any time to terminate the Plan, subject to the provisions of ERISA, provided that no amendment or termination shall have the effect of reducing the interest of any participant accrued under the Plan or of diverting any part of the assets held by the Trustees for purposes other than provided in the Plan. In the event of Plan termination, participants will become 100% vested in their accounts. The Board of Directors has not expressed any intention to terminate the Plan. See Note 2, "Basis of Accounting."

2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accounts of the Plan are maintained on the accrual basis. Benefit payments are reported on a cash basis, in accordance with the guidelines of the American Institute of Certified Public Accountants' Audit Guide, "Audits of Employee Benefit Plans." The financial statements and supplemental schedules have been prepared assuming that the Company will continue as a going concern.

         The Company continues to experience losses from continuing operations and negative cash flows. It is likely that cash flow from operations will be negative throughout fiscal 2002. The Company has a working capital deficiency and has defaulted on certain promissory note payments, capital lease payments and vendor payments due. Such conditions raise substantial doubt that the Company will be able to continue as a going concern for a reasonable period of time without receiving additional funding.

         Management of the Company has sought to generate additional financial resources by reducing operating costs, selling certain assets and seeking additional sources of financing. The ability of the Company to operate as a going concern and the ultimate success of the Company depends upon its ability to obtain additional financing, to continue to reduce operating costs and, ultimately, to generate higher sales levels to attain profitability.

         The Company's ability to continue as a going concern raises substantial doubt about the Plan's continuation, directly affects the Company's ability to make matching contributions to the Plan and directly affects the value of the Company's common stock held by participants of the Plan. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty. However, management of the Plan believes such uncertainties should not result in any doubt as to the availability of Plan assets for the benefit of participants. Should the plan be terminated, the terms discussed in Note 1 would be applicable. The employee contributions receivable reflected in the December 31, 2001 statement of net assets available for plan benefits were funded to the Plan by the Company in January, 2002. The employer contributions receivable reflected in the December 31, 2001 statement of net assets available for plan benefits were funded to the Plan by the Company in February 2002.

         Investment Valuation and Income Recognition

         Investments are stated at published current market value, which equals fair value, and consist of common/collective trusts, investments in mutual funds and the Company's common stock. Investment transactions are recorded as of the trade date. Net gains or losses on the disposal of investments are determined based on each investment's market value at the beginning of the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


         Expenses

         Administrative fees of the Plan and other reasonable fees and expenses incurred by the Plan have been paid by the Plan.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, changes in the values of investment securities could occur in the near term and such changes could materially affect the amounts reported in the Plan's financial statements.

         Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
         133). In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133, which amends certain provisions of SFAS, No. 133 and provides additional guidance. The Plan has adopted SFAS No. 133, as amended, as of January 1, 2001. Management has determined that the impact of SFAS No. 133, as amended, is not material to the Plan's financial statements.

3.       RELATED PARTIES

         The Plan invests in Company common stock and shares of common/collective trusts and mutual funds managed by Vanguard. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

4.       TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code (the "Code"), and, accordingly, the Plan is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service (the "IRS") dated January 22, 1997. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan and related trust continue to qualify and operate as designed. On December 13, 2001, the Company submitted the Plan, as amended and restated, to the IRS for the purpose of securing a new determination on the qualified status of the Plan.

         The Company has identified two operational failures, both involving participation eligibility. The Company has submitted a corrective action plan to the IRS under the Voluntary Correction of Operational Failures Program and is awaiting final approval of the correction plan. Upon submission of the proposed corrective action plan to the IRS during the Plan year ended December 31, 2001, the Company made corrective contributions on behalf of the affected employees in compliance with the appropriate section of the IRS Code. The total amount of the corrective contributions approximated $64,000.


5.       INVESTMENTS

         The following table presents the Plan's investments as of December 31, 2001 and 2000:

                                                                         December 31, 2001        December 31, 2000
                                                                            Fair Value               Fair Value
                                                                         -----------------        -----------------
         * Uniroyal Technology Corporation
              Common Stock Fund                                            $   1,664,053             $   2,317,690
         * Vanguard Windsor Fund                                                 708,729                   639,706
         * Vanguard Explorer Fund                                                843,134                   812,438
           Vanguard Morgan Growth Fund                                            95,188                   107,245
         * Vanguard Wellesley Income Fund                                      1,294,784                 1,233,394
           Vanguard Long-Term Corporate Fund                                     608,246                   390,946
         * Vanguard Prime Money Market Fund                                    1,646,353                 1,955,391
         * Vanguard Windsor II Fund                                            3,073,819                 3,155,104
         * Vanguard Retirement Savings Trust                                   1,286,550                 1,417,354
           Vanguard International Growth Fund                                    201,556                   221,611
         * Vanguard 500 Index Fund                                               656,019                   921,808
           Vanguard Intermediate-Term Corporate Fund                              65,848                         -
           Participant Loans                                                           -                     3,228
                                                                           -------------             -------------

              Total                                                        $  12,144,279             $  13,175,915
                                                                           =============             =============

         *Plan's investments that represent 5 percent or more of the Plan's net assets.

         A portion of the Stock Fund that represents the Company's contributions to the Plan is non-participant directed. Information about the non-participant directed portion of the Stock Fund and the significant components of the changes in the non-participant directed portion of the Stock Fund is as follows:

                                                                            December 31,              December 31,
                                                                                2001                      2000
                                                                           -------------             -------------

            Non-participant directed portion of the Stock Fund             $   1,369,552             $   1,675,644

                                                                         For the Year Ended
                                                                          December 31, 2001
                                                                         ------------------
           Changes in the non-participant portion of the Stock Fund:
                 Contributions                                             $   2,234,940
                 Benefits paid to participants                                (1,070,061)
                 Net depreciation                                             (1,411,511)
                 Administrative expenses                                         (59,460)
                                                                           -------------
                 Net decrease                                              $    (306,092)
                                                                           =============

6.        SUBSEQUENT EVENT

          Effective June 1, 2002, the Plan was amended to, among other things, permit participants to direct the investment of vested monies, attributable to matching and special contributions, in funds other than the Company Stock Fund.


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN
    SCHEDULE H, LINE 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2001


                                                                                                        Current
       Identity of Issue                           Investment Type                     Cost              Value
-----------------------------            --------------------------------           ------------      ------------

Uniroyal Technology Corporation
 Common Stock Fund                        Company Stock Fund                        $  3,646,004      $  1,664,053
Vanguard Windsor Fund                     Registered Investment Company                  642,070           708,729
Vanguard Explorer Fund                    Registered Investment Company                  911,160           843,134
Vanguard Morgan Growth Fund               Registered Investment Company                   97,885            95,188
Vanguard Wellesley Income Fund            Registered Investment Company                1,300,506         1,294,784
Vanguard Long-Term Corporate
   Fund                                   Registered Investment Company                  615,324           608,246
Vanguard Prime Money Market
   Fund                                   Registered Investment Company                1,646,353         1,646,353
Vanguard Windsor II Fund                  Registered Investment Company                2,958,859         3,073,819
Vanguard Retirement Savings Trust         Common/Collective Trust                      1,286,550         1,286,550
Vanguard International Growth
   Fund                                   Registered Investment Company                  263,306           201,556
Vanguard 500 Index Fund                   Registered Investment Company                  751,296           656,019
Vanguard Intermediate-Term
   Corporate Fund                         Registered Investment Company                   66,906            65,848
                                                                                    ------------      ------------

           Total                                                                    $ 14,186,219      $ 12,144,279
                                                                                    ============      ============


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN
          SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                                   Current Value
                                                                                  Historical         of Asset on        Historical
   Identity of Party Involved                      Purchase         Selling         Cost of        Transaction           Net Gain
      Description of Asset                           Price           Price           Asset              Date              (Loss)
----------------------------------------        -------------    -------------    -----------     ---------------     -------------
Single Transaction
------------------
Uniroyal Technology Corporation Common
   Stock Fund                                   $  1,512,232                                       $  1,512,232


Series of Transactions
----------------------
Uniroyal Technology Corporation Common
   Stock Fund                                   $  2,469,460                                       $  2,469,460
Number of Transactions                                 35

Uniroyal Technology Corporation Common
   Stock Fund                                                     $  1,299,878   $    640,455      $  1,299,878       $    659,423
Number of Transactions                                                   150



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Uniroyal Technology Corporation, which administers the Uniroyal Technology Corporation Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   UNIROYAL TECHNOLOGY CORPORATION
                                     SAVINGS PLAN


DATE: July 15, 2002                By:/s/ Martin J. Gutfreund
                                      -----------------------
                                      Martin J. Gutfreund
                                      Chairman, Uniroyal Technology Corporation
                                        Employee Benefits Committee